File No. _____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FOR THE YEAR ENDED DECEMBER 31, 2023

WATER ON DEMAND, INC.

13575 58th Street North, Suite 200

Clearwater, FL 33760

https://www.waterondemand.net/

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Water on Demand, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

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Item 1. Business

Water on Demand, Inc. (“WODI”) is an enterprise of companies organized by OriginClear, Inc., a Nevada public corporation (“OCLN”). WODI designs, manufactures installs and maintains a complete line of water treatment systems for municipal, industrial and pure water applications using a wide range of technologies, including chemical injection, media filters, membrane, ion exchange and SCADA (supervisory control and data acquisition) technology in turnkey systems.

WODI was formed as Progressive Water Treatment, Inc. in 2000 as a Texas corporation and was acquired by OCLN in 2015. In September 2023, WODI merged with Water on Demand, Inc., a Nevada corporation (“WODI NV”), a pay-as-you-go water financing company which was also a former subsidiary of OCLN. As a result of the merger, Progressive Water Treatment, Inc. changed its name to Water on Demand, Inc.

Overview

WODI (formerly Progressive Water Treatment, Inc.) is a subsidiary OCLN and includes the historical assets of Progressive Water Treatment, Inc. as well as recently acquired operating companies WODI NV, and Modular Water Systems.

Water on Demand, Inc. (previously, Progressive Water Treatment, Inc.)

WODI, previously known as Progressive Water Treatment, Inc. (“PWT”), was acquired by OCLN in October 2015. PWT is a designer and manufacturer of comprehensive water treatment systems, serving municipal, industrial, and pure water applications. The acquisition marked the first step in OCLN’s strategy to build a portfolio of specialized U.S. water services companies, aiming to create an integrated solution to address the rising demand for outsourced water treatment services.

At the time of acquisition, PWT established itself as a leader in designing and manufacturing turnkey water treatment systems. Its competitive advantage lies in its deep understanding of customer needs and its ability to deliver tailored solutions that integrate multiple water treatment technologies. These technologies include chemical injection, media filtration, membrane systems, ion exchange, and supervisory control and data acquisition (SCADA) systems.

In addition to system design and manufacturing, PWT offers a variety of services, including maintenance contracts, equipment retrofits, and replacement support. The company also provides equipment rentals under contracts of varying durations. PWT primarily serves customers across the United States.

Modular Water Systems

In 2018, OCLN launched Modular Water Systems (“MWS”), a division specializing in onsite, pre-fabricated wastewater treatment systems constructed from advanced materials designed for long-term durability. MWS offers modular solutions for diverse applications, including commercial and residential developments, RV parks, schools, institutions, hotels, resorts, and industrial facilities. Its factory-assembled systems are shipped and installed onsite, significantly reducing complexity and installation time

MWS collaborates with PWT and other fabricators to design and deliver modular water transport systems under the EveraMOD™ brand and wastewater treatment solutions under the EveraSKID™ and EveraTREAT™ brands. These products are tailored for customers such as schools, small communities, and industrial parks requiring efficient and reliable wastewater treatment.

MWS systems integrate state-of-the-art wastewater technologies, including fixed-film biological treatment, membrane bioreactor filtration, and remote monitoring and control capabilities. Built with Structurally Reinforced Thermoplastics (SRTP), these systems offer superior longevity, transportability, and resistance to supply chain challenges affecting traditional materials like metal and fiberglass.

Recent Developments

●	April 2023 Asset Sale: OCLN sold all assets and intellectual property of MWS to WODI NV, transitioning MWS into a business division of WODI NV.

●	EveraBOX™ Delivery: On August 12, 2022, MWS completed the inaugural delivery and installation of its pre-engineered EveraBOX™ for the Beaver Falls Municipal Water Authority in Pennsylvania. The unit features High-Density Polyethylene (HDPE) and Polypropylene (PP) construction, leveraging SRTP for cost efficiency and durability.

●	Strategic Partnership with PWF: On January 10, 2024, OCLN and Plastic Welding and Fabrication, Ltd. (“PWF”) announced a Memorandum of Understanding (MOU) to strengthen their strategic partnership. This partnership enables MWS to manufacture complete systems at PWF’s facility, enhancing efficiency and speed. Concurrently, a Letter of Intent (LOI) was signed to explore WODI’s potential acquisition of PWF, which, if executed, would establish WODI’s first in-house manufacturing facility. Discussions are ongoing, and no definitive agreement has been reached.

●	Collaboration with Enviromaintenance: On March 26, 2024, OCLN announced an MOU between MWS and Enviromaintenance, a wastewater treatment leader in Texas. The partnership focuses on sales of standardized systems in the Greater Central Texas Region, targeting mobile home parks and other large-scale developments. Enviromaintenance will recommend MWS’s modular solutions as cost-effective, reliable wastewater treatment options for mobile home park owners.

Water on Demand NV

In 2023, OCLN launched WODI NV to provide private businesses with outsourced water treatment and purification services on a per-gallon basis. This innovative model allows businesses to move away from reliance on traditional, centralized water infrastructure by adopting private, decentralized solutions.

WODI NV’s value proposition is that by outsourcing water treatment and WODI NV’s value proposition is centered on enabling water security without the significant capital, technological, or administrative burdens typically associated with designing, financing, building, operating, and maintaining water treatment systems. By outsourcing these services, businesses can focus on their core operations while benefiting from tailored water treatment solutions.

The company employs a Design-Build-Own-Operate (DBOO) model, delivering pay-as-you-go water treatment and purification solutions. WODI NV’s offerings include financing lines and pay-as-you-go options, providing flexible and scalable solutions to meet the diverse needs of private businesses seeking cost-effective and sustainable water management.

Combined Companies

As of September 2023, WODI, MWS and WODI NV have been consolidated under WODI, with OCLN as the largest single shareholder. This consolidation brings together complementary offerings that create synergies, positioning WODI to emerge as a leader in offering end-to-end outsourced water treatment services.

Products of Combined Company

Division	Products	Customers	Geographic Region	Financing provided by WODI
MWS	Municipal Water Treatment Solutions, Industrial Water Treatment Systems, Advanced Filtration Technologies, Wastewater Treatment Solutions	Municipalities, Industrial clients	North America	Not applicable
PWT	High-purity water systems, Reverse Osmosis (RO) Systems, Deionization Systems, Water Softening Solutions	Hospitals, Laboratories, Industries	North America	Not applicable
WODI	Pay-as-you-go Project Financing, Turnkey Water Treatment Systems, SCADA and Data Acquisition Technology	Businesses, Municipalities, Industrial Clients	North America	WODI provides financing options for water development projects helping clients manage upfront costs. These include structured financing plans that spread costs over time.

Industry Background

Traditional Water Treatment Practices

Public water utilities manage the collection and treatment of water for residential, medical, and industrial use, as well as the processing of wastewater. Globally, water supply and treatment are predominantly handled at the municipal level through large-scale centralized facilities. Economies of scale have driven the development of increasingly larger plants to serve growing populations efficiently. In the United States, of the 16,000 publicly owned wastewater treatment systems, the top 10% process over 80% of the total wastewater, with more than half processed by just 1.35% of the total facilities.

Wastewater treatment plants handle wastewater from residential and commercial sources and ground runoff, delivered through networks of storm drains and sewer lines. Treatment typically involves three phases:

1.	Preliminary Treatment: Wastewater flows into grit chambers where mud and sand settle and are later disposed of in landfills for safe disposal.

2.	Primary Treatment: Settling tanks remove up to 60% of solids, forming a sludge-water mixture. This phase removes most solid waste but few toxic chemicals.

3.	Secondary Treatment: Wastewater undergoes aeration, introducing oxygen to accelerate the growth of microorganisms. These microorganisms consume waste, settle in secondary tanks, and help remove 80-90% of human waste, solids, and many toxic chemicals.

In the final steps of secondary treatment, water is disinfected—typically with chlorine—to eliminate over 99% of harmful bacteria. Before discharge, the water is dechlorinated. Alternative disinfection methods, such as ultraviolet light, carbon absorption, distillation, and reverse osmosis, are also used.

The sludge generated during primary and secondary treatment undergoes further processing in sludge digesters, where it is mixed and heated to reduce volume and eliminate bacteria. The processed sludge is often heat-dried into pellets for use as fertilizer in agriculture, forestry, and land reclamation.

This three-phase process is the global standard for wastewater treatment. Due to economies of scale, treatment facilities are built on a massive scale, with some capable of processing over 1 billion gallons of water daily and costing billions of dollars to construct.

Infrastructure – Maintenance and Investment

Despite historical investment in large treatment facilities, U.S. funding for water infrastructure has not kept pace with demand. According to the American Society of Civil Engineers (“ASCE”), 81% of the approximately 16,000 wastewater treatment plants (“WWTPs”) in the United States are operating at their design capacity, while 15% have reached or exceeded it. Expansion efforts have slowed, and many facilities are approaching the end of their life spans, necessitating increased maintenance and renovation.

WWTPs are typically designed for a lifespan of 40 to 50 years. Facilities constructed in the 1970s, following the enactment of the Clean Water Act of 1972, are now nearing the end of their service lives. Nationwide, drinking water and wastewater pipes average 45 years in age, with some systems exceeding a century. While wastewater pipes are expected to last 50 to 100 years, aging networks are increasingly prone to groundwater and stormwater infiltration through cracks and joints, causing overflows and operational inefficiencies.

Aging infrastructure has driven significant capital investments at the municipal level, increasing from $20 billion in 1993 to $55 billion in 2017. However, the ASCE estimated an $81 billion deficit in water infrastructure funding in 2019, a gap projected to grow to $434 billion by 2029 if unaddressed.

In November 2023, the Infrastructure Investment and Jobs Act, also known as the Bipartisan Infrastructure Law, was signed into law, allocating over $50 billion to improve America’s drinking water, wastewater, and stormwater systems.

Regulatory requirements for utilities are also increasing. In February 2021, the Environmental Protection Agency (“EPA”) initiated actions to address polyfluoroalkyl substances (“PFAS”), synthetic chemicals found in industrial and consumer products, in drinking water. Additionally, the EPA finalized its revised Lead and Copper Rule in December 2020, with compliance costs estimated by the ASCE to range between $130 million and $286 million.

Privatization and Decentralization

As water utilities struggle to manage the increased costs of maintenance and operations with decreased federal support, few observers believe that significant ongoing rate increases are a viable option. According to McKinsey & Company, even before the COVID-19 pandemic, 20% of U.S. households in 2019 were paying more than 4.5 % of their household income on water bills—a level that is considered unaffordable. This figure rose to 24% in the first seven months of 2021. In 2020, 60% of utilities surveyed said they experienced or anticipated negative financial impacts during the pandemic due to revenue loss, water-shutoff moratorium policies and forgiveness of nonpayment of bills. Despite these challenges, utilities did not expect to implement rate increases until 2022.

The Drinking Water and Wastewater Infrastructure Act of 2021, which included $55 billion in funding, demonstrated some awareness by the federal government of the challenges to funding and maintaining water infrastructure, however, even large increases in federal funding cannot fully cover the needed investment. In November 2023, the Environmental Protection Agency (EPA) proposed amendments to the Lead and Copper Rule (LCR), which was established in 1991 and intended to regulate the control and monitoring of lead in drinking water. The proposed new rule requires water systems to replace all lead pipelines within 10 years (and faster when feasible), lowers the levels at which agencies must take additional steps to eliminate lead in drinking water, and contains provisions intended to improve accuracy in identifying where higher levels of lead in drinking water are within communities. Even a five-fold increase in federal funding would leave a 22% shortfall in the capital necessary to serve the growing need for water infrastructure. In response, investor and private-sector interest in water and wastewater services has increased and M&A transactions in the water sector have increased annually from 2012 to 2017.

Given increased utility prices and increased concerns surrounding the maintenance and operations of WWTPs and utilities, businesses are increasingly choosing to treat and purify their own water, in a trend known as Decentralized Water. Decentralized wastewater treatment consists of a variety of approaches for collection, treatment and dispersal/reuse of wastewater for individual dwellings, industrial or institutional facilities, clusters of homes or businesses, and entire communities. Decentralized water systems offer several advantages including the ability to tailor facilities to meet the cost and quality requirements of specific uses (i.e., medical vs. residential vs. industrial), flexibility in adapting to demographic shifts, reduced operating and maintenance costs, avoiding large capital costs, relative speed and ease of installation and ability to serve rural, suburban and urban settings.

Water Usage

While traditional water supply and treatment face particular challenges related to aging infrastructure, significant capital costs and shortfalls in funding, global water supply challenges are putting stress on the supply side of the water equation. Supply side risks, including climate change, migration, industrial reshoring, government regulation and industrial centralization, increase the need to rethink traditional water systems and supplement established programs.

Climate Change

Freshwater scarcity occurs when the demand for fresh water in an area exceeds the total available amount. Record-breaking heat waves and droughts have increasingly brought freshwater scarcity to the forefront of public policy and the national consciousness as a changing climate changes precipitation patterns across the United States. The combination of diminishing precipitation and rising demand has caused U.S. aquifer levels to decline more quickly than can naturally be replenished. As weather patterns become increasingly difficult to predict and precipitation becomes increasingly concentrated and more difficult to capture for productive use, the global supply of natural fresh water grows increasingly constrained.

Migration

Prior to the COVID-19 pandemic, domestic migration trends illustrated increasing populations in urban areas, however, following the pandemic these trends reversed. Regardless of whether migration trends away from urban centers continue, social, economic and environmental factors make it increasingly difficult to predict demographic trends and shifts in populations. Large WWTPs require decades for planning, financing and construction and decreasing confidence in planners’ ability to predict domestic migration trends counts in favor of decentralized water systems, which require significantly smaller capital investments and can be brought into use in a fraction of the time.

Reshoring of Manufacturing

While agricultural use continues to constitute the majority of water consumption, demand in the manufacturing sector has seen the largest increases in demand with increasing demand projected for the future. This pattern becomes particularly important in the context of increasing re-shoring as supply chains are reconfigured in response to the COVID-19 pandemic, the war in Ukraine, and shifting global economies. American political ambitions have also reinforced and promoted an increase in manufacturing as two successive presidents from opposing political parties have prioritized the development and increase of domestic manufacturing. As the manufacturing industry continues to use water resources more intensively and as domestic manufacturing continues to grow, these forces combine to increase demands on U.S. water supply.

Regulatory and Public Funding Risk

As freshwater resources come under increasing stress, policymakers are increasingly challenging established water policies. The St. Louis Federal Reserve has expressed growing concern for the allocation of water resources and has called for “more optimal mechanisms for allocating water.” In November 2021, the U.S. Supreme Court ruled on claims between the State of Tennessee and the State of Mississippi regarding the apportionment of interstate groundwater. In the western United States, growing concerns regarding decreased supply and growing demand for water in the Colorado Basin have produced tensions and limited collaboration between seven western states. Disputes between states, municipalities and cities over water use and development are growing increasingly common and are yet another factor in the growing number of supply risks for water.

Industrial Centralization Risk

In an increasingly security conscious world, the centralization of water treatment substantially increases the risks of a single failure whether caused by natural disaster, financial factors or other security threats. Centralizing and concentrating water infrastructure creates a system with millions of individuals and businesses downstream from single failure points. Decentralizing water supply and treatment disperses risk and provides individuals and industry greater control over a critical resource.

Water on Demand

WODI provides financing solutions for water development projects through its WOD initiative. This program enables businesses and communities to fund water projects by paying only for the water they use, eliminating the need for significant upfront capital expenditures. End-users enter into long-term service contracts, with expert support provided by regional water companies. OriginClear’s modular systems, licensed to builders, standardize the fleet, reducing risks by relying exclusively on proven technologies and methods.

Global Water Challenges

A 2021 study by Utrecht University and United Nations University found that nearly 50% of global wastewater is discharged untreated into rivers, streams, and aquifers, while only 11% is currently reused. This reuse rate must increase, as the World Wildlife Fund projects that by 2025, two-thirds of the global population could face water shortages.

In North America, 20-50% of water is lost to leaks in supply systems, exacerbating water scarcity, according to a Stanford University study. Additionally, the Environmental Integrity Project reports that about half of U.S. rivers, streams, and lakes are too polluted for swimming, fishing, or drinking. Public awareness is growing, with a 2017 Gallup poll indicating that 63% of Americans worry significantly about drinking water pollution, and 57% are concerned about pollution of rivers, lakes, and reservoirs. These challenges highlight the urgent need for innovative water management solutions.

Decentralized Water Solutions

Businesses increasingly rely on onsite water treatment and recycling to address the limitations of centralized water utilities. Onsite systems provide tangible assets, improved water quality, and cost savings, especially when recycled water is used. WODI helps self-reliant businesses develop “decentralized water wealth,” benefiting both their operations and their communities.

This trend aligns with ESG investing, which accounts for approximately 25% of all professionally managed assets worldwide. Effective water management is a key ESG metric, further emphasizing the importance of decentralized solutions.

Innovative Offerings

As aging civil infrastructure fails and replacement costs rise, engineers and end-users are seeking innovative, cost-effective water and wastewater systems that reduce ownership costs and extend replacement intervals.

WODI offers a unique range of prefabricated water transport and treatment systems, including:

●	EveraMOD™: Prefabricated water transport systems, such as pump and lift stations.

●	EveraSKID™ and EveraTREAT™: Prefabricated wastewater treatment plant (WWTP) products.

These solutions are designed for customers and end-users, including schools, small communities, institutional facilities, real estate developments, factories, and industrial parks, providing efficient, reliable, and scalable water treatment options.

With vessel service life lasting 75+ years—typically three times longer than conventional systems—SRTP materials represent a major advancement in the delivery and sustainability of industrial water and wastewater systems. Our water and wastewater treatment solutions will reduce both capital and operating expenses dramatically.

Civil Engineers and Utility Owners are faced with the daunting task of trying to service an ever-growing threat to the environment resulting from deteriorated and failing utility systems. Implementing sustainability requirements into water and wastewater processing solutions has become increasingly important. The implementation of SRTP tankage offers the first real significant material advancement in the last 50 years that will overcome these serious challenges to sustainability.

Because WODI’s Modular Water Systems use SRTP materials and high-tolerance factory assembly under controlled conditions, our units will reduce both installation time and costs, as well as total lifetime cost of product ownership.

WODI’s product line of wastewater management systems is a preferred choice for decentralized wastewater treatment in residential, commercial, agricultural and many industrial and municipal settings. Treatment capacities in our standard units range from the modular 2,000-10,000 gallons per day (GPD) and 10,000-25,000 GPD standard compacts and 25,000 GPD up to 250,000 GPD in larger custom-built units. Some applications enable standard units used in tandem for average daily flows of up to 50,000 GPD.

Competitive Strengths

Marketing

WODI distinguishes itself in the mid-market decentralized water sector by positioning its products as practical solutions across a variety of residential, commercial, and governmental contexts. In contrast, competitors often focus narrowly on sub-segments of the industry, limiting the versatility of their offerings.

Materials

WODI employs HDPE in constructing its water treatment products, providing significant advantages over traditional materials used by competitors, such as fiberglass, concrete, epoxy-coated steel, and rotomolded plastic:

●	Fiberglass: Fragile, expensive, and susceptible to UV degradation.

●	Concrete and Epoxy-Coated Steel: Durable but constrained by high shipping and transport challenges.

●	Rotomolded Plastic: Fast to produce but severely limited in size.

HDPE offers reduced construction times, enhanced durability, and superior transportability. While HDPE is traditionally associated with higher development costs, WODI’s proprietary processes mitigate these challenges, making it a cost-effective and high-performance choice. Among its competitors, WODI is uniquely equipped with a patented materials solution that delivers superior performance and versatility.

Patents

WODI holds exclusive licenses to critical patents developed by its Chief Engineer, Dan Early. These patents enable the company to incorporate HDPE into its construction processes and provide innovative wastewater treatment solutions, giving WODI a competitive edge in materials and system design

Employees

As of the date of this filing, the Company had no full-time or part-time employees. The Company has an arrangement with OCLN whereby OCLN provides operational and administrative services for the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Not all the accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following policies could be deemed to be critical within the SEC definition. The Company has a fiscal year end of December 31st.

Revenue Recognition

Revenue will be received in the form of interest and fees in connection with financing projects. Revenue is recognized at the time of receipt.

Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined. Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts for the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and income, which are recognized in the period the revisions are determined.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include estimates used to review the Company’s goodwill, impairments and estimations of long-lived assets, revenue recognition on percentage of completion type contracts, allowances for uncollectible accounts, inventory valuation, valuations of non-cash capital stock issuances and the valuation allowance on deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2023, the amounts reported for cash, prepaid expenses, accounts payable and accrued expenses approximate the fair value because of their short maturities.

Results of Operations

WODI is the combination of three business units formed by OriginClear, Inc., which consists of PWT, MWS and WODI NV. The combined companies offer complementary offerings that create meaningful synergies with the goal of allowing WODI to emerge as a leader in offering end-to-end outsourced water treatment services. In this section, the combined entity will be referred to as “WODI Combined”, as compared to WODI (formerly PWT combined with MWS) and WODI NV.

WODI designs and manufactures a complete line of water treatment systems for municipal, industrial and pure water applications. Its uniqueness is its ability to gain an in-depth understanding of customer’s needs and then to design and build an integrated water treatment system using multiple technologies to provide a complete solution for its customers. WODI utilizes a wide range of technologies, including chemical injection, media filters, membrane, ion exchange and SCADA (supervisory control and data acquisition) technology in turnkey systems. WODI also offers a broad range of services including maintenance contracts, retrofits and replacement assistance. In addition, WODI rents equipment in contracts of varying duration. Customers are primarily served in the United States and Canada, with the company’s reach extending worldwide from Siberia to Argentina to the Middle East.

In 2018, OCLN launched MWS, a leader in onsite, pre-fabricated wastewater treatment systems made with sophisticated materials that can last decades. MWS offers modular wastewater treatment products designed for commercial development, RV parks and campgrounds, residential development, schools and institutions, hotels and resorts and various other applications. MWS’s modular water treatment systems are factory assembled before shipment and on-site installation. MWS’s pre-fabrication strategy significantly simplifies and expedites final installation.

MWS’s modular systems utilize the latest advancements in wastewater technology including fixed film biological treatment, membrane bioreactor filtration and real-time remote monitoring and control systems. MWS systems utilize high quality Structurally Reinforced ThermoPlastics (SRTP), which offers significant advantages over other treatment systems, including longevity and transportability.

In 2023, OCLN launched WODI NV to offer private businesses the opportunity to outsource and finance water treatment and purification services on a per-gallon basis while gaining independence from traditional, centralized private water infrastructure. WODI NV’s value proposition is that by outsourcing water treatment and purification, private businesses can gain the water security of a private, decentralized infrastructure while avoiding the capital, technological and administrative burden required to design, finance, build, operate and maintain a water treatment solution. WODI NV uses a Design-Build-Own-Operate model for its pay-as-you-go water solutions for private businesses.

We are incurring expenses in connection with the operation of the business.

	Year Ended
	December 31, 2023	December 31, 2022
Revenue	$6,681,886	$10,350,281
Cost of goods sold	$6,055,365	$8,890,837
Operating Expenses	$1,847,793	$1,355,060

(Loss) incomebefore Other Income (Expense)	$(1,221,272)	$104,384

Other expense	(18,341,253)	(430,994)

Net loss	$(19,562,525)	$(326,610)

Revenue and Cost of Sales

Revenue for the year ended December 31, 2023, and 2022 was $6,681,886 and $10,350,281, respectively, representing a decrease of $3,668,395 (35.4%). This decrease was primarily due to the completion of a large contract in 2022 which resulted in higher income for that year. In 2023, the volume of contracts executed was lower, contributing to the decline in revenue. The higher revenue in 2022 was also driven by an increased number of contracts acquired and executed in that period.

The cost of goods sold for the year ended December 31, 2023, was $6,055,365, a decrease of $2,835,472 (31.9%) from $8,890,837 for the year ended December 31, 2022. The decrease was the result of decreased revenue as a result of fewer projects in 2023 compared to 2022 and consequently a decrease in cost of goods sold.

Operating Expenses

Operating Expenses for the years ended December 31, 2023, and 2022, were $1,847,793 and $1,355,060, respectively. The $492,733 increase was the result of an increase of selling and marketing expenses in the amount of $73,101 and an increase of general administrative costs of $419,632 which included an increase in legal, accounting and compliance expenses primarily related to the business combination and registration process.

Other Income and Expenses

Other expenses increased by $17,910,259 to ($18,341,253) for the year ended December 31, 2023, compared to $(430,994) for the year ended December 31, 2022. The increase was predominantly the result of conversion and settlement costs related to the note purchase agreements, higher interest expenses from increased borrowings, preferred stock incentive compensation, and impairments related to receivables from related parties.

Net Income (Loss)

For the year ended December 31, 2023, WODI reported a net loss of $19,562,525, compared to a net loss of $326,610 for the year ended December 31, 2022, representing an increase in net loss of $19,235,915. This increase was primarily due to a decrease in revenue of $3,668,395 (35.4%) resulting from fewer contracts executed in 2023, an increase in operating expenses of $492,733 compared to 2022, and a significant increase in other expenses of $17,910,259. The increase in other expenses was largely attributable to the impairment of receivables related to SPAC and related party balances, which reflected fair value adjustments of the subsidiary’s assets and liabilities at the time of deconsolidation from OCLN. Additionally, conversion and settlement costs associated with note purchase agreements, coupled with the lack of repayment on outstanding related party receivables, contributed to the overall increase in expenses.

Liquidity and Capital Resources

As of December 31, 2023, WODI Combined had total assets of $2,742,167, consisting of $374,191 in cash, $1,509,504 in contracts receivable, $455,102 in contract assets, $3,370 in net property and equipment, and $400,000 in SPAC Class B common shares. Total liabilities amounted to $21,844,957, including $1,335,210 in accounts payable, $1,103,158 in accrued expenses, $1,346,366 in contract liabilities, $13,600 in tax liabilities, $143,503 in customer deposits, $20,000 in warranty reserves, $178,808 for a line of credit, $864,528 due to related parties, and $16,729,089 in convertible promissory notes. The increase in total liabilities from December 31, 2022, was primarily due to the issuance of additional convertible promissory notes and increased accrued expenses related to the business combination process and other operational costs.

As of December 31, 2022, WODI Combined reported total assets of $5,262,287 and total liabilities of $5,764,170. The significant decrease in total assets by $2,520,120 (47.9%) from December 31, 2022, to December 31, 2023, was primarily due to reductions in contracts receivable and contract assets, reflecting slower project acquisition and completion rates. The increase in liabilities by $16,080,787 (279%) was primarily attributable to additional borrowings and higher accrued expenses associated with restructuring and operational activities.

Net cash used in operating activities was $3,747,544 for the year ended December 31, 2023, compared to net cash provided by operating activities of $300,001 for the year ended December 31, 2022. This significant increase in cash outflows reflects higher operating costs related to the business combination and restructuring efforts. The increased outflows were driven by integration challenges and efforts to address operational inefficiencies.

As of December 31, 2023, WODI Combined reported a working capital deficit of $19,506,160 and an accumulated deficit of $20,089,408, compared to a working capital deficit of $909,269 and an accumulated deficit of $588,318 as of December 31, 2022. These deficits, combined with ongoing operational challenges, raise substantial doubt about the Company’s ability to continue as a going concern. The increase in the working capital and accumulated deficits is primarily due to increased borrowings, higher operating expenses, and significant impairment charges.

Our independent auditors have expressed substantial doubt about the Company’s ability to continue as a going concern in their report on the audited financial statements for the years ended December 31, 2023, and 2022. Continuation as a going concern depends on securing additional funding. During 2023 and the first half of 2024, the Company obtained funds from investors and is actively pursuing financing alternatives to support ongoing operations. Management believes that continued funding from current and new investors will provide the necessary capital for medium- to long-term sustainability.

The Company estimates that a minimum of $2,500,000 in additional capital is required over the next twelve months to support planned operations. Available capital includes cash on hand and receivables. Depending on available resources, adjustments to the business plan may be necessary, including changes to capital expenditures, acquisitions, and business expansion efforts.

There is no guarantee that the required funding will be available in sufficient amounts or on favorable terms. Management anticipates that contributions from existing shareholders, prospective investors, and future revenue streams will provide the cash needed to meet obligations and advance core business operations.

To mitigate these risks, the Company is exploring alternative financing options, including issuing additional equity or debt securities, securing credit facilities, and forming strategic partnerships or collaborations to provide additional funding or reduce costs. These measures are subject to market conditions and investor willingness to support the Company’s initiatives.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	December 31, 2023	December 31, 2022
Net cash used in operating activities	$(3,747,544)	$300,001
Net cash used in investing activities	(3,979,985)	(1,137,267)
Net cash provided by financing activities	7,537,603	1,304,631
Net increase in cash and cash equivalents	$(189,927)	$467,365

At December 31, 2023, we had cash of $374,191 and $564,118 as of December 31, 2022.

During the year ended December 31, 2023, we raised an aggregate of $7,537,603 in convertible secured promissory notes and issuance of common stock as compared to $1,304,631 for the year ended December 31, 2022. Our ability to continue as a going concern is dependent upon raising capital from financing transactions and future revenue, however, there cannot be any assurance that we will be able to raise additional capital from financing.

Net cash used in operating activities was $(3,747,544) for the year ended December 31, 2023, as compared to net cash provided by operating activities of $300,001 for the year ended December 31, 2022.

Net cash used in investing activities for the year ended December 31, 2023, was $(3,979,985) as compared to ($1,137,267) for the year ended December 31, 2022.

Net cash provided by financing activities was $7,537,603 for the year ended December 31, 2023, as compared to $1,304,631 for the year ended December 31, 2022.

Although our proceeds from the issuance of convertible debt together with revenue from operations are currently sufficient to fund our operating expenses in the near future, we will need to raise additional funds in the future so that we can expand our operations and complete the business combination. Therefore, our future operations are dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital may restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we may have to curtail our marketing and development plans and possibly cease our operations.

We have estimated our current average burn and believe that we have assets to ensure that we can function without liquidation for a limited time, due to our cash on hand, future revenue, and our ability to raise money from our investor base. Based on the aforesaid, we believe we have the ability to continue our operations for the immediate future and will be able to realize assets and discharge liabilities in the normal course of operations. However, there cannot be any assurance that any of the aforementioned assumptions will come to fruition and as such we may only be able to function for a short time.

Common Control Transactions

The financial statements presented have been prepared under the common control accounting guidelines of FASB ASC 805. This treatment applies because the Company’s Executive Officer, T. Riggs Eckelberry, holds a controlling financial interest in both WODI and PWT, and, by extension, WODI Combined.

Mr. Eckelberry owns 1,000 shares of Series C Preferred Stock of OCLN, which grants him 51% of the total voting power of OCLN’s stockholders. As of December 31, 2023, OCLN owned 90.83% of WODI Combined.

OriginClear, Inc. provides operational, management, and administrative support to WODI, including staffing its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, full-time employees, and consultants.

Off-Balance Sheet Financing Arrangements

As of December 31, 2023, we had no obligations, assets, or liabilities categorized as off-balance sheet arrangements. We do not engage in transactions that involve relationships with unconsolidated entities or financial partnerships, commonly referred to as variable interest entities, designed to facilitate off-balance sheet arrangements.

Furthermore, we have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed the debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of December 31, 2023, WODI Combined had an aggregate of $16,729,089 in convertible promissory notes classified as short-term liabilities. This amount relates exclusively to convertible NPA loans and does not include promissory notes payable to related parties.

An additional $864,528 in promissory notes payable to related parties is reflected in the combined financial statements.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of us. Unobservable inputs reflect our assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 – Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of our assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Income Taxes

We account for income taxes in accordance with ASC 740 Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

We recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits, and no amounts accrued for interest and penalties as of December 31, 2023, and 2022. We are currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

We have identified the United States as its only “major” tax jurisdiction.

We may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. Our management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

We comply with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, we first considered the undistributed income (loss) allocable to both the redeemable Common Stock and non-redeemable Common Stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable Common Stock. Any remeasurement of the accretion to redemption value of the Common Stock subject to possible redemption was considered to be dividends paid to the public stockholders.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendment in this ASU is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock per this ASU. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with prior GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this ASU are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. We have not early adopted the ASU and it will become effective for us on January 1, 2024 as we are an emerging growth company. We believe the adoption of this ASU would not have a material effect on our financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Recent Trends

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries.

Sales trends for the periods ended December 31, 2023 showed demand across all of Water On Demand’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the customer’s budget, finance, legal, facilities and other reviews. The sales process for this brand-new offering type requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline more quickly.

Item 3. Directors and Officers

Name	Current Position	Age	Date Appointed to Current Position
Director, Executive Officers, and Key Employees:

T. Riggs Eckelberry	Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, and President	71	Appointed to indefinite term of office April 22, 2022

Prasad Tare	Chief Financial Officer	48	Appointed to indefinite term of office on April 22, 2022

Byron Elton	Director	68	Appointed to indefinite term of office May 24, 2022

Jean-Louis Kindler	Director	60	Appointed to indefinite term of office May 24, 2022

Anthony Fidaleo	Director	64	Appointed to indefinite term of office May 24, 2022

T. Riggs Eckelberry

Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, and President

Mr. Eckelberry has served as Chief Executive Officer, Chairman, Secretary, Treasurer, and President of the Company since its inception in April 2022. As a co-founder, he brings extensive experience in technology management and leadership within the Blue Technology sector.

Previously, Mr. Eckelberry served as President and COO of CyberDefender Corporation (2005–2006), where he was instrumental in building the company’s product line, securing initial funding, and achieving a NASDAQ IPO. From 2001 to 2005, he founded and led TechTransform, a technology consulting firm specializing in launching and turning around technology companies.

In 2004, he was part of the team that commercialized YellowPages.com, culminating in its $100 million sale to SBC/BellSouth. As General Manager of Panda Software’s U.S. division in 2003, he played a pivotal role in establishing the company’s presence in the U.S. market. During the 1990s tech boom, he contributed to the global success of CleanSweep, served as COO of MicroHouse Technologies, where he led its sale to Earthweb, and was a key team member in the sale of TriVida to a division of ValueClick (VCLK).

Earlier in his career, Mr. Eckelberry worked in the non-profit sector, earning a master’s license for oceangoing vessels.

As a co-founder and veteran executive, Mr. Eckelberry’s extensive industry experience and leadership qualifications are invaluable to the board of directors.

Prasad Tare

Chief Financial Office

Mr. Tare has served as Chief Financial Officer since May 2022, bringing over 15 years of expertise in public accounting, financial reporting, and risk and internal controls advisory services. His experience includes conducting company-wide risk assessments to enhance focus on critical areas and improve the efficiency and effectiveness of audit activities.

Mr. Tare began his career with PwC India, where he was a member of the financial statement assurance teams for various multinational companies. In 2004, he transitioned to the United States and held leadership roles at top regional and national public accounting and consulting firms. Throughout his career, he has led external audit engagements for large public companies, including Steve Madden, The United Retail Group, and Double-Take Software.

Mr. Tare’s extensive experience in financial oversight and strategic risk management positions him as a key member of the Company’s leadership team.

Byron Elton

Director

Mr. Elton has served as a director since May 2022. He is an accomplished media and marketing executive with extensive experience in business development and building high-performing marketing organizations.

Since June 2018, Mr. Elton has been the President of Elton Enterprises, Inc., a company focused on the wellness, fitness, and health sector. He is currently spearheading the launch of six StretchLab Studios in Los Angeles and Seattle. Additionally, since June 2017, he has been a co-founder of Pardue Associates, operating monsho, a creative communications agency specializing in brand-centric strategies to deliver measurable results.

From 2013 to 2017, Mr. Elton was a partner at Clear Search, an executive search firm. Prior to that, he served as President, Chief Executive Officer, and Chairman of Carbon Sciences, Inc. (OTCBB: CABN) from 2009 to 2013. Carbon Sciences is an early-stage company developing technology to convert carbon dioxide into environmentally neutral forms, addressing greenhouse gas concerns.

Earlier in his career, Mr. Elton held senior roles in broadcast and digital media. From 2007 to 2008, he was Senior Vice President of Sales for Univision Online. At AOL Media Networks (2000–2007), he served as Regional Vice President of Sales and Senior Vice President of E-Commerce for AOL Canada. His broadcast experience includes leading the ABC affiliate in Santa Barbara, California (1995–2000), the CBS affiliate in Monterey, California (1998–1999), and serving as President of the Alaskan Television Network (1995–1999).

Mr. Elton studied Advertising and Marketing Communications at Brigham Young University. His executive leadership and extensive management experience make him a valuable member of the board of directors.

Jean-Louis (“JL”) Kindler

Director

Mr. JL Kindler has served as a director since May 2022. With over 25 years of experience as an executive and engineer in environmental technologies, Mr. Kindler brings extensive expertise to the board.

Currently, he is the CEO of Clean Energy Enterprises Inc., a company he has led since 2019, dedicated to commercializing the Blue Tower biomass-to-hydrogen system that he originally helped develop in Japan two decades ago. Previously, Mr. Kindler served as President of OriginClear Technologies, where he spearheaded the commercialization of the company’s breakthrough water treatment technology.

Before joining OriginClear, Mr. Kindler was the co-founder and Chief Technology Officer of Ennesys, a French joint venture, where he designed a patent-pending waste-to-energy system. Earlier, he served as the founding CEO of MHS Equipment, a French nanotechnology equipment manufacturing company. Under his leadership, MHS developed an innovative fuel cell process and grew to €42 million in revenue and 360 employees by 2008.

During his 20-year career in Japan, Mr. Kindler gained invaluable insight into Asian markets as the principal of technology incubator Pacific Junction. His accomplishments there included technology sourcing for the French industrial group GEC-Alsthom, constructing the first commercial unit of the Blue Tower (now in its fourth generation), and developing markets for fluids mixing technology, which inspired early OriginClear inventions.

Mr. Kindler holds a Master’s degree in Economics and Public Policy from the Institute of Political Science in Lyon, France, and an MBA in International Management from Paris. His extensive leadership experience, technological expertise, and historical involvement with the company’s operations and innovations make him a key asset to the board of directors.

Anthony Fidaleo

Director

Mr. Fidaleo has served as a director since May 2022. He is an accomplished accounting and financial professional with extensive experience providing consulting and leadership services to publicly traded companies ranging from start-ups to Fortune 500 firms.

Since 1992, Mr. Fidaleo has operated his own accounting and consulting practice, primarily serving as an acting Chief Financial Officer or Senior Consultant. From November 2005 to February 2009, he held multiple leadership roles at iMedia International, Inc., an early-stage publicly traded interactive content solutions company. His roles included Chief Financial Officer, Chief Operating Officer, Executive Vice President, and Member of the Board of Directors and Operating Committee.

Mr. Fidaleo began his career in public accounting, working from 1982 to 1992 with BDO Seidman, LLP, where he rose to the level of Audit Senior Manager. He is a California CPA (inactive) and holds a Bachelor of Science degree in Accounting from California State University at Long Beach.

Mr. Fidaleo’s extensive expertise in accounting, financial management, and corporate leadership qualifies him as a valuable member of the board of directors.

Composition of our Board of Directors

Our board of directors consists of three members, two of whom qualify as “independent directors” under applicable standards. In accordance with our Bylaws, each director serves until a successor is elected and qualified. The board of directors has sole authority to appoint members to fill vacancies arising from an increase in the number of directors or the resignation, removal, or death of any director.

When evaluating the experience, qualifications, attributes, and skills of directors and nominees, the board considers how each individual’s background and expertise, as outlined in their biographies, contribute to the board’s ability to fulfill its oversight responsibilities effectively. We believe our directors offer a complementary mix of experience and skills aligned with the requirements of our business and corporate structure.

Communications with the Board

Stockholders or other interested persons may send written communications to the members of our board of directors, addressed to Board of Directors, c/o 2506 North Clark St. #235, Chicago, IL 60614. All communications received in this manner will be delivered to one or more members of our board of directors.

Executive Compensation

The following table summarizes the compensation paid by OCLN on behalf of WODI to T. Riggs Eckelberry, Chief Executive Officer and Prasad Tate, Chief Financial Officer, during the fiscal years ended December 31, 2022, and 2023. These individuals are referred to as our “named executive officers.”

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
T. Riggs Eckelberry, Chief Executive Officer	2022	360,000	-	-	-	-	-	3,000	363,000
	2023	322,500	50,000	(1)					372,500
Prasad Tare, Chief Financial Officer	2022	180,000	10,000	-	-	-	-	3,000	193,000
	2023	180,000	18,750	(2)					198,750

(1)	Mr. Eckelberry was granted the right to receive up to 1,100,000 shares of common stock under a Restricted Stock Grant Agreement, subject to vesting and forfeiture.

(2)	Mr. Tare was granted the right to receive up to 200,000 shares of common stock under a Restricted Stock Grant Agreement, subject to vesting and forfeiture.

Outstanding Equity Awards at December 31, 2023

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2023. These awards were granted under the Equity Incentive Plan and have not been adjusted in contemplation of the Business Combination transaction.

	Equity Awards
Name	Restricted Share Grants	Stock Options	Other Awards
T. Riggs Eckelberry, Chief Executive Officer (1)(2)	1,100,000
Prasad Tare, Chief Financial Officer (3)(4)	200,000

(1)	Mr. Eckelberry’s restricted stock grants are subject to a two-year vesting schedule, with 100% of the shares vesting on October 23, 2025, contingent on his continuous service through each vesting date.

(2)	In the event of a change of control, Mr. Eckelberry’s awards will automatically vest in full, immediately prior to the occurrence of the change of control.

(3)	Mr. Tare’s restricted stock grants are subject to a two-year vesting schedule, with 100% of the shares vesting on October 23, 2025, contingent on his continuous service through each vesting date.

(4)	In the event of a change of control, Mr. Tare’s awards will automatically vest in full, immediately prior to the occurrence of the change of control.

Employment Agreements

WODI currently does not have an employment agreement with either of its named executive officers.

Employee Benefit Plans

Other than the WODI Equity Incentive Plan, WODI does not have any other employee benefit plans.

Compensation of Directors

Currently, WODI does not provide monetary compensation to its directors for their service on the board of directors. Following the completion of the Business Combination, WODI intends to establish a non-employee director compensation program. Under this program, non-employee directors will be eligible to receive a combination of an annual cash retainer, meeting fees, and/or equity-based awards as compensation for their service.

Key Man Insurance

We do not maintain key man life insurance policies on any of our officers or directors.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding the beneficial ownership of WODI Common Stock as of December 31, 2023, by:

●	each person known by WODI to be the beneficial owner of more than 5% of WODI Common Stock and

●	each of WODI’s current executive officers and directors.

	Shares Beneficially Owned		Percentage of Shares Beneficially Owned(2)
Name of Beneficial Owner
Directors and Named Executive Officers (1):
T. Riggs Eckelberry	1,143,156	(3)	6.51%
Prasad Tare	200,000	(3)	1.14%
Tomas Marchesello	92,073	(3)	0.52%
Jean-Louis Kindler	8,770	(3)	0.05%
Kenneth Berenger	650,000	(3)	3.7%
5% Holders
OriginClear, Inc.	12,171,067		69.36%

(1)	The address for each of the officers and directors is 13575 58th Street North, Suite 200, Clearwater, FL 33760.

(2)	Based upon 17,548,192 shares on a fully diluted basis (including stock grants and warrants)

(2)	Includes current holdings plus shares to be issued upon vesting of restricted stock grants.

Item 5. Interest of Management and Others in Certain Transactions

Related-Party Transactions

We have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Indemnification Agreements

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted, subject to certain exceptions contained therein. In addition, our Certificate of Incorporation, as amended, provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related-Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Before the closing of this Offering, our board of directors will adopt a written policy on transactions with related persons in conformity with the requirements for issuers having publicly held common stock listed on an exchange.

Under the policy:

●	any related-person transaction, and any material amendment or modification of a related-person transaction, will be required to be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested, or by the disinterested members of the board of directors; and

●	any employment relationship or transaction involving an executive officer and any related compensation will be required to be recommended by the Compensation Committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related-person transaction:

●	the management must disclose to the audit committee or another independent body of the board of directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related-person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related-person transaction;

●	the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction complies with the terms of our agreements governing any material outstanding indebtedness that limit or restrict our ability to enter into a related-person transaction;

●	the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act and related rules, and, to the extent required to be disclosed, management must ensure that the related-person transaction is disclosed in accordance with such Acts and related rules; and

●	management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related-person transaction policy will provide that the audit committee or another independent body of the board of directors, as applicable, must consider whether any approval or ratification of a related-person transaction involving a non-employee director or director nominee would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, OTC Markets, and the Internal Revenue Code.

Item 7. Financial Statements

WATER ON DEMAND, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Water on Demand, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Water on Demand, Inc. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company suffered a net loss from operations and used cash in operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in Note 2, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

Auditing management’s evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management’s evaluation and allocation of the standalone transaction prices to the performance obligations.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant agreements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2020.

The Woodlands, TX

July 2, 2024

WATER ON DEMAND, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash	$374,191	$564,118
Contracts receivable, net allowance of $379,335 and $17,315, respectively	1,509,504	2,479,123
Contract assets	455,102	1,479,491
Due from related party	-	332,169

TOTAL CURRENT ASSETS	2,338,797	4,854,901

NET PROPERTY AND EQUIPMENT	3,370	7,386

OTHER ASSETS
SPAC Class B common shares purchase cost	400,000	400,000

TOTAL OTHER ASSETS	400,000	400,000

TOTAL ASSETS	$2,742,166	$5,262,287
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and other payable	$1,335,210	$2,993,590
Accrued expenses	1,103,158	42,519
Contract liabilities	1,346,366	932,458
Tax liability 83(b)	13,600	15,600
Customer deposit	143,503	143,503
Warranty reserve	20,000	20,000
Line of credit	178,808	-
Due to related party	864,528	269,000
Loan payable, merchant cash advance	110,695	-
Convertible secured promissory note (Note 5)	16,729,089	1,347,500

Total Current Liabilities	21,844,957	5,764,170

Total Liabilities	21,844,957	5,764,170

SHAREHOLDERS’ DEFICIT
Common stock	1,840	578
Additional paid in capital - Common stock	1,009,778	85,857
Accumulated deficit	(20,089,408)	(588,318)

TOTAL SHAREHOLDERS’ DEFICIT	(19,077,790)	(501,883)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,767,167	$5,262,287

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Water on Demand, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended
	December 31, 2023	December 31, 2022
Sales	$6,681,886	$10,350,281

Cost of Goods Sold	6,055,365	8,890,837

Gross Profit	626,521	1,459,444

Operating Expenses
Selling and marketing expenses	182,048	108,947
General and administrative expenses	1,665,745	1,246,113

Total Operating Expenses	1,847,793	1,355,060

(Loss) Income from Operations	(1,221,272)	104,384

OTHER INCOME (EXPENSE)
Other income	127,448	352,827
Impairment of receivable from SPAC	(3,979,985)	(737,267)
Preferred stock incentive compensation	(576,618)	-
Conversion and settlement value added to note purchase agreements	(8,108,589)	-
Interest expense	(1,172,460)	(46,554)
Loss upon deconsolidation	(4,631,049)	-

TOTAL OTHER (EXPENSE) INCOME	(18,341,253)	(430,994)

NET LOSS	(19,562,525)	$(326,610)

BASIC AND DILUTED, per share	(1.86)	(0.07)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	10,516,531	2,615,254

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

					Additional	Accumulated Other
	Preferred stock		Common stock		Paid in	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	loss	Deficit	Total
Balance at December 31, 2021	-	$-	779,638	$78	$61,357	$-	$(261,708)	$(200,273)
Issuance of common stock for cash	-	-	5,000,000	500	24,500	-	-	25,000
Preferred Series C shares issued	1,000,000	-	-	-	-	-	-	-
Preferred Series A shares issued	1,475	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(326,610)	(326,610)
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$-	$(588,318)	$(501,883)

					Additional	Accumulated Other
	Preferred stock		Common stock		Paid in	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	loss	Deficit	Total
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$-	$(588,318)	$(501,883)
Rounding		100						100
Common shares issued for Transfer of MWS assets/IP to WODI	-	-	6,000,000	600	(600)	-	-	-
Issuance of Series A and B Preferred stock granted to Series Y investors at fair value	545,191	54	-	-	576,563	-	-	576,617
Issuance of common shares for Reg A for cash	-	-	12,000	1	59,999	-	-	60,000
Cancellation of Reg A common and Series A and B Preferred shares	(1,546,666)	(154)	(12,000)	-	(113)	-	-	(267)
Common shares converted to PWT common due to Merger	-	-	(11,779,638)	(1,179)	(60,088)	-	61,435	168
Common shares issued to OriginClear Inc. due to Merger			12,171,067	1,217	(1,217)			-
Common shares issued to Reg A shareholders due to Merger			25,112	3	(3)			-
Common shares issued to Series A and Series B Preferred Stockholders due to Merger			1,203,038	120	(120)			-
Issuance of warrants					325,000			325,000
Net loss	-	-	-	-	-	-	(19,562,525)	(19,562,525)
Balance at December 31, 2023	-	$-	13,399,217	$1,340	$985,278	$-	$(20,089,408)	$(19,102,790)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

WATER ON DEMAND INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Audited)

	Twelve Months Ended
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(19,562,525)	$(326,610)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,016	9,561
Preferred stock incentive compensation expense	576,618	-
Debt discount recognized as interest expense	59,900	-
Impairment of receivable from SPAC	3,979,985	737,267
Loss on conversion and settlement value of notes	8,108,589	-
Loss upon deconsolidation	4,631,049	-
Change in Assets (Increase) Decrease in:
Contracts receivable	969,619	(328,419)
Contract asset	1,024,389	(1,100,559)
Inventory asset	-	2,850
Loan receivable, related party	(3,353,351)	263
Change in Liabilities Increase (Decrease) in:
Accounts payable	(1,658,379)	2,146,295
Accrued interest on convertible promissory notes	1,032,123	-
Accrued expenses	28,517	29,241
Tax liability 83(b)	(2,000)	15,600
Loan payable, related party	-	69,000
Contract liabilities	413,908	(954,488)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,747,544)	300,001

CASH FLOWS USED FROM INVESTING ACTIVITIES:
Purchase of SPAC notes payable	(3,979,985)	(737,267)
Purchase of Class B Common Shares in SPAC	-	(400,000)

NET CASH USED IN INVESTING ACTIVITIES	(3,979,985)	(1,137,267)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	345,875	-
Payments on line of credit	(167,067)
Proceeds from loans, merchant cash advance	90,000	-
Payments on loans, merchant cash advance	(39,205)
Proceeds from loans, related party	-	740,000
Repayment of loans, related party	-	(690,000)
Loan receivable, related party		(117,869)
Proceeds from convertible notes	6,923,000	1,347,500
Proceeds from issuance of common stock	60,000	25,000
Proceeds from issuance of warrants	325,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,537,603	1,304,631

NET (DECREASE) INCREASE IN CASH	(189,927)	467,365

CASH BEGINNING OF YEAR	564,118	96,753

CASH END OF YEAR	$374,191	$564,118

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and dividends paid	$50,437	$41,563
Taxes paid	$-	$-

SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS
Issuance of common stock to WODI shareholders	$61,435	$-
Redemptions of preferred stock for promissory notes	$350,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

WATER ON DEMAND, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - AUDITED

DECEMBER 31, 2023, AND 2022

1.	ORGANIZATION AND LINE OF BUSINESS

Basis of Presentation

The accompanying audited condensed consolidated financial statements of Water on Demand, Inc. (“WODI”) have been prepared in accordance with generally accepted accounting principles (GAAP) for financial information. These statements do not include all the information and footnotes required for complete financial statements. For additional information, refer to the financial statements and notes included in OriginClear, Inc. (the “Parent Company”)’s Form 10-K for the year ended December 31, 2023.

Organization

WODI was incorporated in Nevada on April 22, 2022, as a subsidiary of OriginClear, Inc. WODI is developing an outsourced water treatment business, Water On Demand (“WOD”), which offers businesses water treatment services on a per-gallon basis through a Design-Build-Own-Operate (“DBOO”) model. The Company collaborates with regional water service providers to finance, build, and operate water treatment systems.

On November 16, 2022, WODI filed a Form 1-A Offering Circular under Regulation A to allow direct investment in the Company, with a minimum investment of $1,000. In December 2022, WODI acquired 100% membership interest in Fortune Rise Sponsor, LLC, the sponsor of Fortune Rise Acquisition Corporation (“FRLA”), a blank-check company, for $1,137,267. This acquisition included 2,343,750 shares of Class B common stock in FRLA, which can convert to Class A shares.

In January 2023, WODI signed a non-binding Letter of Intent (“LOI”) with FRLA for a potential business combination. The agreement was updated in September 2023 to designate the newly merged WODI/PWT entity as the acquisition target. On October 24, 2023, WODI and FRLA entered into a definitive Business Combination Agreement (“BCA”). To support the combination process, WODI funded extensions of FRLA’s merger timeline to November 5, 2024.

In April 2023, WODI acquired MWS business in exchange for 6,000,000 shares of WODI common stock. The transaction included licenses, intellectual property, and contracts and was recorded as a common control reorganization. In September 2023, WODI merged with PWT, which became the surviving entity and was renamed Water On Demand, Inc. This merger was also treated as a common control transaction and recorded at historical cost.

WODI now comprises three operating units: MWS, PWT, and WOD. MWS focuses on prefabricated water treatment solutions, PWT provides custom-engineered water systems, and WOD is a development-stage business implementing the DBOO model. The Parent Company continues to provide management support and services to WODI while initiating acquisition discussions to enhance enterprise value.

Line of Business

With the support of its Parent Company, WODI is developing WOD, an outsourced water treatment business offering private businesses the ability to pay for water treatment and purification services on a per-gallon basis. This approach, known as Design-Build-Own-Operate (“DBOO”), involves collaborating with regional water service companies to finance, build, and operate water treatment systems.

As WOD remains in early-stage development, the Parent Company combined its MWS division and its wholly owned subsidiary, PWT, into WODI. Due to its established operating history, PWT became the primary corporate entity and was renamed Water On Demand, Inc. The Parent Company’s in-house business unit, MWS, was also absorbed into PWT.

Currently, WODI operates as a consolidated entity with three divisions: MWS, PWT, and WOD, the latter of which is a development-stage business. The Parent Company continues to support WODI’s initiatives by providing management services, facilitating the Business Combination Agreement (“BCA”) process, and pursuing non-binding acquisition agreements for related businesses. The scope of these efforts will depend on the final outcome of the BCA process.

Going Concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others, raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Parent Company’s audited financial statements for the years ended December 31, 2023, and 2022 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the periods ended December 31, 2023, and 2022, WODI obtained funds from the issuance of convertible note agreements. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

WODI is a wholly owned subsidiary of its Parent Company. Its accounts are fully consolidated into the Parent Company’s consolidated financial statements for the years ended December 31, 2023, and 2022, in accordance with Accounting Standards Codification (ASC) 810, Consolidation.

All intercompany accounts, transactions, and balances have been eliminated in the consolidation process. As a result, the consolidated financial statements present the Parent Company and its subsidiaries as a single economic entity.

Cash and Cash Equivalent

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures of contingent assets and liabilities at the reporting date. Actual results may differ from these estimates.

Significant estimates include assessments related to impairments of long-lived assets, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, inventory valuation, derivative liabilities and other conversion features, fair value measurements, valuations of non-cash stock issuances, and the valuation allowance on deferred tax assets. These estimates are based on historical experience and other factors deemed reasonable under the circumstances.

Net Earnings (Loss) per Share Calculations

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the years ended December 31, 2023, and 2022, WODI’s diluted loss per share equals basic loss per share because the inclusion of potential common shares would have been anti-dilutive.

Revenue Recognition

Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration to which the company expects to be entitled. For product sales, this typically occurs upon shipment when title and risk of loss pass to the customer, provided that an arrangement exists, the transaction price is fixed or determinable, and collection is reasonably assured. Revenue from services is recognized as the services are performed.

Nature of Contracts and Performance Obligations

Engineered Water Treatment Solutions

WODI designs, manufactures, and installs water treatment systems for municipalities, industrial clients, and commercial entities. Performance obligations typically include the delivery and installation of water treatment systems that meet specific customer requirements.

Revenue from these contracts is recognized over time as performance obligations are satisfied, using the cost-to-cost input method, which reflects progress toward completion. The transaction price is based on fixed contract fees, with any variable consideration, such as performance bonuses, estimated at contract inception and constrained to prevent significant revenue reversals.

Sales Price Calculation

The transaction price for each contract is based on agreed terms, including fixed fees and any variable consideration. Variable consideration is estimated at inception and constrained to ensure revenue is not subject to significant future reversals when uncertainties are resolved.

Contract Modifications

Contract modifications are recognized when they create or alter enforceable rights and obligations. Any impact on transaction prices and performance obligations is accounted for in the period the modification is approved.

Significant Judgements and Estimates

☐	Estimating Progress Towards Completion: For long-term contracts, we use the cost-to-cost method to estimate progress towards completion, considering total costs incurred relative to total estimated costs to complete the project.

☐	Variable Consideration: Estimates to variable considerations are constrained to ensure that recognized revenue is not subject to significant reversals in future periods.

Material Rights and Obligations

WODI’s contracts may provide customers with material rights related to effective water treatment solutions and ongoing maintenance services. The company’s obligations include designing, manufacturing, delivering, installing, and maintaining water treatment systems, as well as providing continuous water treatment services under the DBOO model.

Significant Customers and Cost Revisions

Revisions in cost and profit estimates are recognized in the period when the facts prompting revisions become known. Loss provisions on uncompleted contracts are recorded in the period such losses are determined. Changes in job performance, job conditions, and estimated profitability, including penalties and settlements, are recognized as they occur.

Contract Receivable

WODI bills customers based on contractual terms, typically on a progressive basis as work is completed. Credit is extended following an evaluation of the customer’s financial condition, and collateral is not required.

WODI maintains an allowance for doubtful accounts to address potential credit losses. Management evaluates receivables monthly using both quantitative and qualitative analyses of past-due accounts. An allowance is recorded for uncollectible amounts when all reasonable collection efforts have been exhausted, and recovery is deemed unlikely.

As of December 31, 2023, the net contract receivable balance was $1,509,504, reflecting an allowance for doubtful accounts of $379,335. As of December 31, 2022, the net contract receivable balance was $2,479,123, with an allowance for doubtful accounts of $17,315.

Indefinite Lived Intangibles and Goodwill Assets

WODI accounts for business combinations under the acquisition method in accordance with ASC 805, Business Combinations. The total purchase price is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the acquisition date. Adjustments to these allocations may occur within one year of the acquisition date as additional information becomes available regarding asset valuations, assumed liabilities, and other estimates. Any excess purchase price over the fair value of net assets acquired is recorded as goodwill.

WODI tests indefinite-lived intangibles and goodwill for impairment annually in the fourth quarter or more frequently if events or circumstances indicate potential impairment. A qualitative assessment was performed as of December 31, 2023, and 2022, and no impairment of indefinite-lived intangibles or goodwill was identified.

Promissory Notes

On December 22, 2022, WODI acquired a sponsorship interest in the SPAC. Between this acquisition date and December 31, 2023, WODI and its Parent Company made aggregate payments of $4,029,985 on behalf of the SPAC to cover its operating expenses and extension payments. In exchange, WODI and the Parent Company received unsecured promissory notes (the “SPAC Notes”) from the SPAC totaling $4,029,985 as of December 31, 2023.

The SPAC Notes are non-interest bearing and payable, subject to the waiver of FRLA trust provisions, on the earlier of (i) the consummation of FRLA’s initial business combination or (ii) FRLA’s liquidation. FRLA may elect to prepay the principal balance of the notes at any time.

Impairment of receivable

Although the payments made on behalf of the SPAC are recorded as amounts receivable to WODI, the aggregate amounts of $3,979,985 and $737,827 for the SPAC Notes as of December 31, 2023, and 2022, respectively, were deemed impaired. WODI recorded these amounts as an expense in the consolidated income statements, as it is considered probable that the SPAC may lack sufficient funds to fully repay the Class A shareholders and WODI for the amounts advanced, including interest.

If WODI successfully completes a merger with the SPAC, all amounts paid by WODI on behalf of the SPAC, including any future payments made prior to the merger’s consummation, are expected to be recoverable by WODI.

Impairment analysis for Class B Common Founder Shares as at December 31, 2023 and 2022

The Parent Company retained an independent valuation firm for the purpose of conducting a valuation of the fair value of Sponsor Founder Shares (Class B) of FRLA as of December 31, 2023 and 2022.

The independent firm (i) evaluated and analyzed various Sponsor Founder Shares of Fortune Rise Acquisition Corp. (“FRLA”); (ii) assessed the terms including various redemption and liquidation features considering each of the Company’s financial plans and market conditions; and (iii) determined the underlying value to be assigned to the FRLA Sponsor Founder Shares as of the Date of Valuation and evaluated the FRLA Sponsor Founder Shares for impairment by performing the following procedures:

●	Analyzed the Company’s S-4 filing, business combination agreement and other documentation.

●	Developed Monte Carlo Model that values the FRLA Sponsor Founder Shares based on a multipath random event model and future projections of the various potential outcomes. The Monte Carlo Model simulation included 50,000 iterations and simulated the stock price, the timing of the business combination, and the timing of the lapse of the transfer restrictions.

●	Developed the discounted cash flow from the sale of the securities at the time the restrictions terminated.

●	Probability weighted the cash flow, discounted for lack of marketability.

●	Valued the FRLA Sponsor Founder Shares as of the dates of valuation.

Based on the procedures performed the independent valuation firm concluded that the value of FRLA Sponsor Founder Shares was not impaired.

Recording of membership interest

As of December 31, 2023, and 2022, WODI recorded the purchase of Class B Founder Shares at the lower of cost or market value, amounting to $400,000. This amount is reported as Other asset on the consolidated balance sheet.

Operating Unit and Segment Reporting Policy

WODI has identified its operating units based on the internal organizational structure used by the Chief Operating Decision Maker (CODM) to allocate resources and evaluate performance. The operating divisions are as follows:

●	MWS is engaged in the design, manufacture, and installation of water treatment systems.

●	PWT focuses on providing custom-engineered water treatment solutions for industrial and municipal clients.

●	WOD is currently in its development stage and is focused on offering water treatment services using a DBOO.

While WODI operates through three distinct operating divisions, the CODM evaluates the company’s financial performance as a single reporting segment due to the similarities in products, services, and operational processes across the units. As such, WODI reports its financial results on a consolidated basis.

Management Assertion on WODI Expense Reporting

Management asserts that all expenses reported in WODI’s financial statements are directly attributable to its operations and fully borne by WODI. These financial statements are prepared in accordance with GAAP and accurately present WODI’s operational costs.

Recently Issued Accounting Pronouncements

Management has reviewed recently issued pronouncements and determined that none of the standards not yet effective, if currently adopted, would have a material impact on the accompanying condensed financial statements.

3.	CAPITAL STOCK

WODI Preferred Stock

On April 22, 2022, WODI designated 50,000,000 shares of Preferred Stock with a par value of $0.0001 as part of its authorized capital structure.

Series A Preferred Stock

On October 13, 2022, WODI designated 1,000,000 shares of its authorized preferred stock as Series A Preferred Stock, with a par value of $0.0001 per share. These shares were reserved for issuance to holders of the Parent Company’s Series Y preferred shares at a ratio of 500:1.

Holders of Series A Preferred Stock were not entitled to dividends or voting rights until the shares were converted to common stock. Each share of Series A Preferred Stock was convertible at any time at a ratio of 50:1 or another rate determined by the Board. However, the total converted Series A shares were subject to a dilution floor, ensuring that the converted shares represented at least 10% of the total authorized common stock (on a fully diluted basis), adjusted proportionately based on the actual number of Series Y shares sold.

On November 7, 2022, WODI filed an Amended and Restated Certificate of Incorporation, effecting a 20:1 reverse stock split for both common shares and Series A Preferred Stock.

During the year ended December 31, 2023, WODI issued 6,791 shares of Series A Preferred Stock to certain holders of the Parent Company’s Series Y preferred shares at a par value of $0.0001 per share. Following WODI’s merger with PWT on September 21, 2023, all Series A Preferred Stock was fully converted into common stock.

As of December 31, 2023, there were no shares of Series A Preferred Stock issued and outstanding.

Valuation

The Series A preferred shares were valued by an independent valuation expert based on a Probability Weighted Expected Return Methodology (“PWERM”) with an underlying Discounted Cash Flow (“DCF”) analysis.

Key parameters considered in the valuation included:

1.	Settlement Scenarios: Two potential settlement options were evaluated—(i) a successful merger with the SPAC and the associated likelihood of occurrence, and (ii) no merger scenario.

2.	Valuation Tranches: The analysis considered three primary valuation dates, aligned with the timing of bulk share issuances.

3.	SPAC Offer Value: The valuation reflected management’s representations of the SPAC offer terms under negotiation at the time of the share issuances.

4.	Base Value of WODI: The underlying value was supported by a market analysis conducted during the Reg A offering and adjusted in Q3 2023 to reflect the fair value of Modular Water Systems assets contributed to the business and the merger with PWT.

5.	Event Timing: The analysis incorporated the expected timing of settlement or conversion events for the Series A Preferred Shares under the two settlement options.

6.	Expected Issuances: Consideration was given to the anticipated outstanding issuance of Series Y Preferred Shares and convertible debt as of the settlement date.

Based on the above, the value of WODI Series A preferred shares were determined to be as follows:

Valuation Date	Fair Value of shares
12/28/2022	$56.68
02/08/2023	$106.67
06/15/2023	$266.73
08/21/2023	$54.58

During the nine months ended September 30, 2023, WODI issued a total of 6,791 shares of Series A Preferred Stock. The issuances were valued as follows:

●	201 shares issued in Q1 2023 were valued at $106.67 per share.

●	8 shares issued in Q2 2023 were valued at $266.73 per share.

●	6,582 shares issued in Q3 2023 were valued at $54.58 per share.

The total expense recognized for these issuances was $382,793, which was recorded as preferred stock incentive compensation in the consolidated financial statements for the year ended December 31, 2023.

Series B Preferred Stock

On April 28, 2023, WODI designated 1,000,000 shares of its authorized preferred stock as Series B Preferred Stock, with a par value of $0.0001 per share and an initial issuance value of $5.00 per share. These shares were reserved for issuance to holders of the Parent Company’s Series X Preferred Shares and for other direct issuances at the discretion of WODI’s Board of Directors.

Holders of Series B Preferred Shares were not entitled to dividends or voting rights until the shares were converted to common stock. Each share of Series B Preferred Stock was convertible in accordance with the terms outlined in the Series B Certificate of Designation. The conversion terms included a Dilution Floor, ensuring that converted Series B shares represented at least 2.5% of the total authorized shares of common stock (on a fully diluted basis), adjusted proportionately based on the actual number of Series B shares issued, with an anticipated issuance of $5,000,000 in Series B shares.

During the year ended December 31, 2023, WODI issued 538,400 shares of Series B Preferred Stock to holders of the Parent Company’s Series X Preferred Shares and WODI Note Purchase Agreements. Following WODI’s merger with PWT on September 21, 2023, all Series B Preferred Shares were fully converted to common stock.

As of December 31, 2023, there were no shares of Series B Preferred Stock issued and outstanding.

Valuation of Series B Preferred Stock

The Series B preferred shares were valued by an independent valuation expert based on a PWERM with an underlying DCF analysis.

The following parameters were considered in this analysis:

1.	Settlement Scenarios: Two settlement options were evaluated—(i) a successful merger with the SPAC, and (ii) no merger.

2.	SPAC Offer Value: Valuation incorporated management’s representations of the terms under negotiation at the time of issuances

3.	Base Value of WODI: Supported by a market analysis during the Reg A offering and adjusted in Q3 2023 to reflect the fair value of Modular Water Systems assets and the merger with PWT.

4.	Event Timing: Timing of settlement or conversion events for Series B Preferred Shares under the two scenarios.

5.	Outstanding Issuances: Consideration of the expected issuance of Series Y Preferred Shares and convertible debt as of the settlement date.

Based on this analysis, the fair value of Series B preferred shares was determined as follows:

Valuation Date	Fair Value of shares
06/27/2023	$0.36
08/21/2023	$0.37

For the year ended December 31, 2023, Series B Preferred Shares granted in Q2 and Q3 were valued at $0.36 and $0.37 per share, respectively, resulting in an aggregate expense of $193,824, recorded as Preferred stock incentive compensation in the consolidated financial statements.

Series C Preferred Stock

On October 13, 2022, the Board of Directors authorized the issuance of 1,000,000 shares of Series C Preferred Stock, with a par value of $0.0001 per share, to T. Riggs Eckelberry (the “Holder”) in exchange for his continued employment with the Parent Company. The Series C Preferred Stock did not entitle the Holder to receive dividends or a liquidation preference and did not include conversion rights.

The Holder of Series C Preferred Stock was entitled to vote with common shareholders on an as-converted basis and was granted voting power equal to 51% of the total number of voting shares as long as any Series C Preferred Shares were outstanding. WODI could not, without the affirmative vote of the majority of Series C Preferred Shareholders, alter or adversely change the powers, preferences, or rights of the Series C Preferred Shares; amend its Articles of Incorporation or other governing documents in a way that affected these rights; increase the number of authorized Series C Preferred Shares; or enter into agreements affecting these rights.

As part of the merger agreement between WODI and PWT on September 21, 2023, all outstanding Series C Preferred Shares were cancelled. As of December 31, 2023, there were no Series C Preferred Shares outstanding.

WODI Common Stock

On February 17, 2023, the SEC qualified the Offering Circular for the offering of securities by WODI under the Reg A Offering. The purpose of Reg A Offering was to accumulate capital for WODI to direct toward WOD projects. On March 9, 2023, the Parent Company announced the launch of a limited preview of the Reg A Offering for WODI.

As of June 26, 2023, the Parent Company suspended the sale of securities under the Reg A Offering (the “Termination Date”). By the Termination Date, WODI had sold 12,000 shares of common stock, generating total proceeds of $60,000.

On September 21, 2023, WODI merged with PWT. As part of the merger, 8,151 shares of WODI Series A Preferred Stock were converted into 509,482 shares of WODI common stock, and 538,400 shares of WODI Series B Preferred Stock were converted into 637,000 shares of WODI common stock. In total, 1,146,482 shares of WODI common stock were issued upon conversion of Series A and Series B Preferred Stock.

Pursuant to the merger: Pursuant to the Merger Agreement with PWT, these shares, along with the 12,000 Reg A shares, were exchanged for a total of 1,228,150 shares of PWT common stock.

PWT Common Stock

On September 19, 2023, PWT implemented an equity restructuring plan, including a forward stock split of 1,000:1 for PWT common stock. Following this stock split and prior to the issuance of PWT common stock in connection with the WODI merger, PWT had 10,000,000 shares of common stock issued and outstanding

On September 21, 2023, WODI merged with PWT. Pursuant to the merger agreement, 12,171,067 PWT common shares were issued to the Parent Company. Additionally, 25,112 PWT common shares, including make-good shares, were issued to WODI common shareholders who participated in the WODI Regulation A offering. Former WODI Series A Preferred Stockholders received 518,322 PWT common shares, including make-good shares, while former WODI Series B Preferred Stockholders received 684,716 PWT common shares, also including make-good shares.

The aggregate number of PWT common shares issued as part of the merger totaled 1,228,150 shares, which reconciles with the conversion of WODI equity. As of December 31, 2023, PWT had 13,399,267 shares of common stock issued and outstanding.

4.	RESTRICTED STOCK GRANTS AND WARRANTS

Restricted Stock to WODI Board, Employees and Consultants

Between August 12, 2022, and August 3, 2023, WODI entered into Restricted Stock Grant Agreements (RSGAs) with its Board, employees, and consultants, issuing up to 15,550,000 shares of common stock, subject to milestones and vesting conditions. Shares will vest upon WODI’s uplisting to a national securities exchange, with 25% vesting immediately and 6.25% quarterly thereafter. If WODI does not achieve the uplisting within three years, vesting will occur at 25% on the three-year anniversary, with subsequent quarterly vesting.

Following the merger with PWT on September 21, 2023, RSGA shares were converted to 3,069,100 shares at a conversion ratio of 0.19737. As of October 23, 2023, certain RSGAs were canceled and replaced, reducing the total issuable shares to 2,581,344 as of December 31, 2023.

No shares vested during the years ended December 31, 2023, and 2022, and no costs were recognized as milestones had not been achieved.

Warrants

During the year ended December 31, 2023, WODI issued 1,087,869 warrants generating proceeds of $325,000.

5.	CONVERTIBLE PROMISSORY NOTES

In December 2022, WODI issued $1,347,500 in convertible secured promissory notes to investors at an interest rate of 10% per annum. The funds raised were used for the acquisition of equity interests in SPAC for $400,000 and to repay the SPAC’s outstanding promissory notes. These notes mature twelve months from issuance, with an option to extend for up to two additional six-month periods. They are payable upon an event of default.

During the year ended December 31, 2023, WODI raised an additional $6,923,000 through convertible secured promissory notes. An investor also exchanged $250,000 of Series X preferred stock and $100,000 of Series R preferred stock for a WODI convertible secured promissory note.

Pursuant to settlement, conversion, and redemption agreements, 853,916,848 shares of the Parent Company’s common stock were redeemed. The total cash value of these redemptions, based on fair market prices ranging from $0.00640 to $0.12000, was $8,108589 and was added to the WODI convertible secured promissory notes.

As of December 31, 2023, and 2022, WODI had outstanding convertible secured promissory notes totaling $16,729,089 and $1,347,500, respectively.

In 2023, WODI recognized a loss of $8,108,859 related to the conversion and settlement value added to the note purchase agreements. This loss, based on the fair market value of common stock issued upon conversion compared to the carrying value of the notes, is reflected under Other Income (Expense) in the consolidated statements of operations.

The conversion feature of the notes is contingent upon a merger event. As of December 31, 2023, the merger event had not occurred and there was no binding commitment ensuring its completion. Therefore, in accordance with applicable GAAP guidance, the contingent conversion feature has not been recognized in the financial statements.

Under the terms of their agreements, a number of WODI shareholders, who were original investors in WODI’s parent company, had the option to redeem their OCLN shares contingent upon continued investment in WODI. The redemption option was provided as an incentive for additional investment.

The cash value of the redemptions was included in the WODI convertible promissory notes in accordance with ASC 470-20, which requires that the fair value of equity instruments issued in a financing transaction be included in the measurement of related debt, ensuring compliance with GAAP.

6.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Equipment Contracts

Revenue from equipment contracts is recognized over time as performance obligations are satisfied, in accordance with ASC 606, Revenue from Contracts with Customers. Revenue and associated profit are recognized as the customer obtains control of the goods and services. Indirect costs and corporate general and administrative expenses are expensed as incurred. If a loss on a contract is anticipated, the loss is recognized when determined.

For the years ended December 31, 2023, and 2022, total revenue from contracts with customers was $6,681,886 and $10,350,281, respectively.

Contract assets represent revenue recognized in excess of amounts billed on contracts in progress, while contract liabilities represent billings in excess of revenue recognized. These amounts are classified as current assets and current liabilities on the balance sheet, as they are expected to be liquidated in the normal course of contract completion. As of December 31, 2023, and 2022, contract assets were $455,102 and $1,479,491, respectively, and contract liabilities were $1,346,366 and $932,458, respectively.

7.	EMPLOYEE RETENTION TAX CREDIT

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), as extended by the United States Congress, the Parent Company was eligible for a refundable Employee Retention Tax Credit (ERTC) subject to specific criteria. The Parent Company’s subsidiary, PWT, applied for the ERTC.

For the years ended December 31, 2023, and 2022, PWT received $126,879 and $352,437, respectively, in ERTC funds. These amounts were recognized as Other income in the consolidated financial statements.

8.	COMMITMENTS AND CONTINGENCIES

Facility Rental – Related Party

PWT leases a 12,000 square foot facility located at 2535 E. University Drive, McKinney, TX 75069, with a monthly rent of $8,500.

Related Party Transactions

WODI transfers funds to the Parent Company as needed to support operations and provide intercompany transfers. As of December 31, 2023, and 2022, WODI owed $864,528 and $269,000, respectively, to the Parent Company and its subsidiaries. These amounts are reflected in WODI’s financial statements. Additionally, as of December 31, 2023, WODI recognized an impairment of $4,631,049 on related party receivables due to a low probability of repayment by the Parent Company.

Warranty Reserve

Customer projects are generally guaranteed against defects in materials and workmanship for one year from completion, with extended guarantees for certain construction and materials aspects. WODI maintains insurance policies believed to adequately cover potential claims. A warranty reserve of $20,000, based on historical data and management’s judgment, is reflected in the consolidated financial statements for the years ended December 31, 2023, and 2022.

9	LINE OF CREDIT

During the year ended December 31, 2023, PWT obtained 12-month credit lines totaling $345,875, with an interest rate of 26.07%. During the same period, PWT paid down $167,067 in principal, leaving a remaining principal balance of $178,808 as of December 31, 2023.

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has determined that there are the following subsequent events:

Between January 5, 2024 and June 5, 2024, WODI made payments on behalf of the SPAC in the aggregate amount of $947,000.

Between January 8, 2024, and July 2, 2024, an aggregate of 144,841,728 shares of common stock were redeemed by the Parent Company, and the redemption amount, together with cash paid by the redeeming stockholders, were used by the stockholders to purchase convertible secured promissory notes from WODI.

On February 14, 2024, the Parent Company and Fortune Rise Acquisition Corporation (Nasdaq: FRLA), filed a registration statement on Form S-4 with the SEC which includes a preliminary proxy statement and prospectus in connection with the proposed business combination with WODI.

On or around March 5, 2024, PWT was named as a defendant in a case filed by Process Solutions, Inc (“PSI”). The case was filed in the Court of Common Pleas in Hamilton County, Ohio. The complaint alleges that PWT breached a contract with PSI and alleges damages of $143,675 plus attorneys fees. PWT has removed the case to federal court, denies the claims in the complaint and intends to enforce a binding arbitration provision between the parties and to bring counter claims against PSI for failing to pay PWT for services rendered.

On May 10, 2024, WODI entered into a new facility lease effective July 1, 2024 for an initial term of five years. The new facility located in Sherman, Texas includes approximately 21,300 square feet with a monthly base rent in the amount of $13,313 plus fees.

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description	Filed/ Furnished/Incorporated by Reference from Form
1.1	Advisory Agreement	Filed herewith
2.1	Amended and Restated Certificate of Incorporation, for Series A, B, and C Preferred Stock	Filed herewith
2.5	Amended and Restated Bylaws	Filed herewith
4.1	WODI Unit Purchase Agreement	Filed herewith
8.1	Form of Escrow Agreement	Filed herewith
11.1	Consent of Auditor	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, on March 11, 2025.

Water On Demand, Inc.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Offering Statement has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, as Chief Executive Officer, and Director

/s/ Prasad Tare
By: Prasad Tare, as Principal Financial Officer, Principal Accounting Officer

/s/ Byron Elton
By: Byron Elton, as Director
/s/ Jean-Louis Kindler
By: Jean Louis Kindler, as Director
/s/ Anthony Fidaleo
By: Anthony Fidaleo, as Director

Date: March 11, 2025